

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2015

Via E-Mail
David Hall
Chief Executive Officer
Replicel Life Sciences, Inc.
Suite 2020 – 401 West Georgia Street
Vancouver, British Columbia, Canada
V6B5A1

> **Re: Replicel Life Sciences, Inc.**
> **Form 20-F for the Year Ended December 31, 2013**
> **Filed March 18, 2014**
> **Response Dated January 6, 2015**
> **Response Dated November 14, 2014**
> **File No. 000-50112**

Dear Mr. Hall:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Response dated November 14, 2014

1. We note that counsel provided the three acknowledgements requested at the end of our letter dated October 29, 2014. Please note that these representations must come directly from the company. Please provide these representations from the company with your next response.

Form 20-F for the Year Ended December 31, 2013
Notes to the Consolidated Financial Statements, page 8
Note 9. Licensing Revenue, page 26

2.   In response to comment two of our letter dated October 29, 2014, you state that you
         believe the sale of goods criteria in IAS 18.14 were met upon the technology transfer
         and completion of the training plan in fiscal 2013. You also state that the upfront
         payment represents consideration for the sale of the license to develop the product
         and then sell the product in a specific geographic location. Please advise us of the
         following:

         •   Please confirm our understanding that the Company continues to own all right,
             title and interest to the Transfer Technology (Articles 5.1 and 1.25) and, if so,
             further explain to us why you believe that conditions (a) and (b) in paragraph 14
             of IAS 18 were satisfied upon the Technology Transfer and completion of the
             training plan.

         •   Please confirm our understanding that a saleable product using the transfer
             technology did not exist as of the Technology Transfer and that the Agreement
             requires the Collaboration and Cooperation between the Company and Shiseido
             on the Joint Development of a Collaboration Product. If so, tell us how you
             considered, by analogy, the first example in paragraph 20 of the Appendix to IAS
             18 when a licensee has the right to use certain technology for a specified period
             of time.

3.   We note from your response to comment two of our letter dated December 2, 2014
         that the definition of Transfer Technology in Article 1.25 does not require the
         Company to continue to transfer developments made independently by the Company
         after the Technology Transfer, and that such an interpretation would be contrary to
         the definition of Improvement in Article 5.2. You also state that the Company owns
         all Improvements that are created by it and it has no obligation to transfer them to
         Shiseido. Please advise us of the following:

         •   Please confirm our understanding that the Company continues to own all right,
             title and interest to the Transfer Technology included in the initial Technology
             Transfer (Articles 5.1 and 1.25) and, if so, further explain to us why the
             Company's ownership of any subsequent Improvement, which it will not produce
             jointly with Shiseido, would prevent such an Improvement from being part of the
             Transfer Technology.

         •   Identify any and all enhancement, addition, modification or upgrade to RCH-01
             (i.e. Improvement) subsequent to the initial 2013 Technology Transfer, which the
             Company did not produce jointly with Shiseido. To the extent there were any
             such Improvements, tell us whether you have notified Shiseido of them pursuant

to Section 2.3.5 and whether you have provided or transferred them to Shiseido as part of the Transfer Technology.

- Identify the date of any and all communications between the Company and Shiseido with respect to the Agreement subsequent to the initial Technology Transfer, including any Regular Meeting by the Joint Steering Committee, and briefly describe the general nature of each communication.

4.   In your response to comment two of our letter dated December 2, 2014, you state that the Company views the provisions in the Agreement that relate to its collaboration efforts with Shiseido as mutually beneficial and not as future services to be provided by the Company in connection with the Upfront Payment. You also state that the provisions in the Agreement regarding collaboration efforts, including Articles 2.1.3, 2.2.1 and 5.3.1, are for Shiseido's benefit since Shiseido will be able to progress quicker with the research and development of the RCH-01. Please further explain to us why you believe that your obligations under the Agreement, including those in the Articles referenced in the prior sentence, do not represent services to be provided by the Company. To the extent that you do not believe the provisions in the Agreement regarding collaboration efforts are for the Company's benefit, tell us how you considered the future milestone and royalty payments payable by Shiseido to the Company pursuant to Article 4 of the Agreement.

You may contact Steve Lo at 202-551-3394 or John Archfield at 202-551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at 202-551-3959 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining